Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

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Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

August 24, 2009

BY COURIER & FILED BY EDGAR
MAIL STOP 4628

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628

Attention:	Ms. Tracie Towner
Mr. Karl Hiller, Accounting Branch Chief

Dear Sirs/Mesdames:

Nord Resources Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Response Letter Dated June 26, 2009
SEC File No. 1-08733

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to the Staff’s letter of August 6, 2009 (the “Comment Letter”) signed by Karl Hiller, Accounting Branch Chief, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we are furnishing to the Commission herewith via the EDGAR system:

(a)	a draft of Amendment No. 1 (the “Form 10-K Amendment”) to the Company’s annual report for the year ended December 31, 2008 on Form 10-K; and

(b)	a draft of Amendment No. 1 (the “Form 10-Q Amendment” and together with the Form 10-K Amendment, the “Amendments”) to the Company’s quarterly report for the quarter ended March 31, 2009.

The Amendments have been redlined to show the cumulative changes from the previous filings; clean copies of the Amendments will be enclosed with the couriered copy of this letter.

In addition, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the redlined copy of the draft Form 10-K Amendment or the redlined copy of the draft Form 10-Q Amendment, as applicable. The disclosure changes described below have been made in the draft Form 10-K Amendment and the draft Form 10-Q Amendment transmitted herewith, and will be made in the actual Form 10-K Amendment and Form 10-Q Amendment when filed with the Commission. The Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Capitalized terms used herein and not defined, have the same meanings given such terms in the draft Form 10-K Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page F-1

Note 12 – Copper Price Protection, page F-22

1.

We have read your response to prior comment five, concerning the difficulty you are having in maintaining certain hedge relationships between derivatives and forecasted sales. We understand that you do not believe the start-up delays you have experienced will have a long-term impact on your ability to reach your targeted annual production of 25 million pounds of copper cathode, nor do you believe it represents an inability to accurately predict forecasted transactions.

Background

In connection with the credit agreement with Nedbank Limited (“Nedbank”) dated June 28, 2007, the Company agreed to implement a price protection program with respect to a specified percentage of copper output from the Johnson Camp Mine. In August 2007, the Company entered into a series of derivative contracts which in their entirety represented its price protection program (the “Copper Price Protection Program”).

The Copper Price Protection Program consists of financial derivatives, whereby the Company has entered into a combination of monthly forward sale and call option contracts for copper quantities, based on a portion of the estimated production from the Johnson Camp Mine during the term of the loan. These financial derivatives do not require the physical delivery of copper cathode and are expected to be net-cash settled upon maturity and/or settlement of the contracts, based upon the average daily London Metal Exchange (“LME”) cash-settled copper price for the month of settlement. The program requires no cash margins, collateral or other security from the Company. The settlement dates for the Copper Price Protection Program started in January 2009 and run through December 31, 2011. The settlements of the hedge contracts were originally intended to start almost 6 months after the then-estimated completion date of construction work required for the reactivation of the Johnson Camp Mine.

In February 2008, the Company realized that it was prohibited from installing the crushing and conveying equipment at the Johnson Camp Mine until it had received an Air Quality Permit

(“AQP”) from the Arizona Department of Environmental Quality (the “ADEQ”). Previously, the Company had been under the assumption that it could proceed with the installation of the crushing and conveying equipment so long as it did not commence using the equipment until it had received the appropriate permits to do so. At that time, based on conversations with the ADEQ, the Company estimated a delay of approximately three months, and undertook a review of its hedge position relative to its copper production forecast. As a result of that review, the Company determined that the estimated three month delay would not cause any portion of the hedges to become ineffective. However, the Company subsequently became involved in extensive communications with the ADEQ, and it ultimately did not receive its AQP until August 2008. The delay in the Company’s ability to install the crushing and conveying equipment while it was waiting for the AQP resulted in almost 6 months’ delay in the start-up of the Company’s SX-EW plant.

In the third quarter of 2008, the Company realized that as a result of the delay in the installation of the crushing and conveying equipment, it would not be able to commence the production of copper from newly-mined ore until late in 2008 or early in 2009. However, the Company did believe that once it had completed its reactivation, it would be able to ramp up copper production from newly-mined ore at a reasonably rapid pace. During the third quarter of 2008, the Company reviewed its hedge position relative to its copper production forecast and determined that the delay had caused a portion of certain hedges with settlement dates in January and February of 2009 to become ineffective. Therefore, in the third quarter of 2008, the Company reclassified $127,548, representing the ineffective portion of the hedges on 533,514 pounds of copper, from accumulated other comprehensive income (“AOCI”) to miscellaneous income.

During the fourth quarter of 2008, the Company sold hedges representing 1,631,421 pounds of copper and realized proceeds of $1,531,202. The proceeds were allocated based on the previous understanding that the Company had ineffective hedges representing 533,514 pounds of copper cathode. Accordingly, an additional $394,029 of gains were reclassified from AOCI to miscellaneous income for a total of $521,577 for the year ended December 31, 2008.

As of December 31, 2008, the Company continued to believe that other than the allowance taken in the third quarter, it would continue to meet its production schedule as previously established. Therefore, the Company believed that the hedges in place as of the end of the year continued to be effective with respect to expected production for 2009 and beyond.

The Company completed the installation of the crushing and conveying equipment at the Johnson Camp Mine in late December 2008. As discussed in our letter to the Staff dated June 26, 2009, the Company’s mining and ore processing activity following the reactivation of the Johnson Camp Mine in January 2009, and continuing throughout the quarterly period ended March 31, 2009, was undertaken at a modest level to test the Company’s mining, conveying, stacking, leaching and SX-EW processing systems. During this testing phase between January 2009 and March 2009, as well as during the initial commercial production phase commencing in April 2009 and continuing through June 2009, the Company experienced a number of operational issues which prevented it from ramping up production of copper cathode as quickly as previously anticipated. Management believes that none of these issues should prevent it from reaching its targeted annual production of 25 million pounds of copper cathode by the end of 2009.

During the first quarter of 2009, the Company produced 836,781 pounds of copper which represented 42% of the amount of copper hedged at the beginning of the quarter. Consequently, in recognition of the ineffectiveness of the hedge, the Company recognized $1,164,103 from the settlement of forward sales contracts in miscellaneous income. In addition, the Company made the determination that as of March 31, 2009, 133,252 pounds of copper hedged in April of 2009 would be unmatched to forecasted production. As a result, the Company transferred an additional $97,136 from AOCI to miscellaneous income. Accordingly, during the three months ended March 31, 2009, the Company recognized a total of $1,261,239 of miscellaneous income as a result of hedges being declared ineffective.

The Company has provided enhanced disclosure concerning its Copper Price Protection Program in note 9 to its unaudited condensed consolidated financial statements for the three and six months ended June 30, 2009, included in the Company’s quarterly report on Form 10-Q filed with the Commission on August 14, 2009.

Please address the following points:

a) Tell us the settlement dates and notional amounts associated with the derivatives that you reclassified to trading in the third quarter of 2008 and the first quarter of 2009; and for the contracts sold during 2008 that were not preceded by a similar reclassification (e.g. those for which you continued to apply hedge accounting).

The following table discloses derivatives reclassified to trading during the periods indicated:

Period Reclassified	Original Contract Settlement Date	Notional Amount (in pounds)
Third Quarter 2008	January 2009	512,757
Third Quarter 2008	February 2009	20,757
Total - Third Quarter 2008		533,514
First Quarter 2009	January 2009	192,934
First Quarter 2009	February 2009	508,672
First Quarter 2009	March 2009	441,613
Total – First Quarter 2009		1,143,219

The following table discloses derivatives sold during the fourth quarter of 2008:

Classification Prior to Sale	Original Contract Settlement Date	Notional Amount (in pounds)
Trading	January 2009	512,757
Trading	February 2009	20,757

Total Trading		533,514
Effective	January 2009	325,000
Effective	February 2009	376,075
Effective	March 2009	396,832
Total Effective		1,097,907
Total Sold		1,631,421

b) Submit a chart showing details of your derivatives under the Price Protection Program, including the initial contract dates, quantities, prices, and settlement dates specified in the contracts. These should be grouped according to the month settlement is required, and include totals associated with your forecasted transactions for each month during 2009, 2010 and 2011.

The following table discloses particulars of the derivatives contracts comprising the Company’s Copper Price Protection Program. As indicated above, the Company entered into the contracts in August 2007.

Settlement Date	Original Forecasted Production (Feasibility Plan Forecast) (Lbs)	Original Hedge Position				Percent of Production Hedged
		Quantity (Lbs)	Fixed Price (Per Lb)	Quantity (Lbs)	Strike Price (Per Lb)
Jan 2009	2,045,000	837,757	$2.66	837,757	$4.08	41%
Feb 2009	2,045,000	837,757	$2.66	837,757	$4.08	41%
Mar 2009	2,045,000	837,757	$2.66	837,757	$4.08	41%
Apr 2009	2,045,000	837,757	$2.56	837,757	$4.02	41%
May 2009	2,045,000	837,757	$2.56	837,757	$4.02	41%
Jun 2009	2,045,000	837,757	$2.56	837,757	$4.02	41%
Jul 2009	2,045,000	837,757	$2.46	837,757	$3.95	41%
Aug 2009	2,045,000	837,757	$2.46	837,757	$3.95	41%
Sep 2009	2,045,000	837,757	$2.46	837,757	$3.95	41%
Oct 2009	2,045,000	837,757	$2.36	837,757	$3.88	41%
Nov 2009	2,045,000	837,757	$2.36	837,757	$3.88	41%
Dec 2009	2,045,000	837,757	$2.36	837,757	$3.88	41%
Jan 2010	2,083,333	661,387	$2.33	661,387	$3.96	32%
Feb 2010	2,083,333	661,387	$2.33	661,387	$3.96	32%
Mar 2010	2,083,333	661,387	$2.33	661,387	$3.96	32%
Apr 2010	2,083,333	661,387	$2.24	661,387	$3.90	32%
May 2010	2,083,333	661,387	$2.24	661,387	$3.90	32%
Jun 2010	2,083,333	661,387	$2.24	661,387	$3.90	32%
Jul 2010	2,083,333	661,387	$2.15	661,387	$3.83	32%
Aug 2010	2,083,333	661,387	$2.15	661,387	$3.83	32%
Sep 2010	2,083,333	661,387	$2.15	661,387	$3.83	32%
Oct 2010	2,083,333	661,387	$2.06	661,387	$3.77	32%

Settlement Date	Original Forecasted Production (Feasibility Plan Forecast) (Lbs)	Original Hedge Position				Percent of Production Hedged
		Quantity (Lbs)	Fixed Price (Per Lb)	Quantity (Lbs)	Strike Price (Per Lb)
Nov 2010	2,083,333	661,387	$2.06	661,387	$3.77	32%
Dec 2010	2,083,333	661,387	$2.06	661,387	$3.77	32%
Jan 2011	2,083,333	440,925	$2.13	440,925	$4.05	21%
Feb 2011	2,083,333	440,925	$2.13	440,925	$4.05	21%
Mar 2011	2,083,333	440,925	$2.13	440,925	$4.05	21%
Apr 2011	2,083,333	440,925	$2.04	440,925	$3.99	21%
May 2011	2,083,333	440,925	$2.04	440,925	$3.99	21%
Jun 2011	2,083,333	440,925	$2.04	440,925	$3.99	21%
Jul 2011	2,083,333	440,925	$1.96	440,925	$3.93	21%
Aug 2011	2,083,333	440,925	$1.96	440,925	$3.93	21%
Sep 2011	2,083,333	440,925	$1.96	440,925	$3.93	21%
Oct 2011	2,083,333	440,925	$1.88	440,925	$3.86	21%
Nov 2011	2,083,333	440,925	$1.88	440,925	$3.86	21%
Dec 2011	2,083,333	440,925	$1.88	440,925	$3.86	21%
2009	24,540,000	10,053,081	$2.51	10,053,081	$3.98	41%
2010	24,999,996	7,936,644	$2.20	7,936,644	$3.87	32%
2011	24,999,996	5,291,095	$2.00	5,291,095	$3.96	21%
Total	74,539,992	23,280,820	$2.29	23,280,820	$3.94	31%

c) Tell us the extent to which you were able to maintain hedge effectiveness between your derivatives and forecasted transactions under the Price Protection Program during the second quarter of 2009 and identify any contracts that were reclassified to trading securities in the schedule requested above.

The Company had 2,513,271 pounds of copper hedged for the three month period ended June 30, 2009. Prior to the start of the quarter, the Company reclassified hedges representing 133,252 pounds of copper from effective hedges to trading securities in light of the fact that the Company’s copper production in April 2009 was projected to be, and on an actual basis was, 16% less than the hedged amount. Actual copper production for May and June were less than projected at the end of the first quarter due to ramp-up issues the Company encountered relative to the conveying and stacking system at the Johnson Camp Mine. Several modifications to the conveying and stacking system were made during June and July. As a result of the ramp-up issues, the Company produced a total of 2,070,034 pounds of copper for the second quarter of 2009 or 87% of copper production effectively hedged at the beginning of the quarter. Consequently, the Company reclassified hedges representing an additional 309,985 pounds of copper to trading securities during the quarter and the hedges associated with the 2,070,034 pounds of copper produced were deemed effective.

At the end of the second quarter, the Company had forecasted that it would produce, and actually did produce, 792,796 pounds of copper in July 2009, which was hedged for 837,757 pounds. Consequently, the Company transferred an additional $9,629 from AOCI to miscellaneous income for the period ended June 30, 2009, for a total of $111,998 of miscellaneous income recognized during the second quarter related to ineffective copper hedges.

d) Submit a chart showing the tons of ore added to your leach operations during each month of 2008 and each month to the present during 2009 with comparison to the quantities scheduled in your feasibility study; also showing the cathode production and grade realized during each of these months compared to the corresponding amounts set forth in your feasibility study. If you relied upon an operational mine plan that is more current and detailed in documenting the hedge relationships, please utilize those figures in making these comparisons.

During 2008 and essentially during the first two months of 2009, the Company only produced copper cathode from residual leaching of old dumps. As previously stated, Company commenced mining new ore in January 2009. As indicated in the following tables, the ramp-up of copper production from new ore was forecasted in the fourth quarter of 2008 to begin in February 2009, and to reach full levels of production by April 2009. However, the Company only achieved 75% of the projected stacking in April 2009. Furthermore, as mentioned above, the Company incurred ramp-up issues in May and June 2009 relative to its conveying and stacking system. These issues resulted in the Company stacking only 41% of the projected amount for June 2009. As a result of the ramp-up issues, the Company only produced 42% and 87% of forecasted hedged production for the first and second quarters of 2009, respectively. It is important to note, and as reflected in the tables below, there is a significant time delay between the stacking of ore to the heaps and the actual production of copper.

2009 Budget Forecast

	%Tcu	Ore Stacked to Heaps (Tons)	Copper Produced from Residual Leaching (Lbs)	Copper Produced from New Mining (Lbs)	Total Copper Produced (Lbs)
January	0.43	65,000	200,000	0	200,000
February	0.57	225,000	200,000	617,000	817,000
March	0.65	327,000	120,000	1,398,000	1,518,000
April	0.36	462,000	120,000	1,963,000	2,083,000
May	0.24	484,000	120,000	1,963,000	2,083,000
June	0.26	484,000	120,000	1,963,000	2,083,000
July	0.25	462,000	80,000	2,003,000	2,083,000
Year to Date		2,509,000	960,000	9,907,000	10,867,000

Actual Results

	%Tcu	Ore Stacked to Heaps (Tons)	Copper Produced from Residual Leaching (Lbs)	Copper Produced from New Mining (Lbs)	Total Copper Produced (Lbs)
January	0.19	1,252	132,066	0	132,066
February	0.22	144,369	303,987	4,341	308,328
March	0.24	298,973	120,000	276,387	396,387
April	0.28	349,661	120,000	584,505	704,505
May	0.29	349,584	120,000	540,721	660,721
June	0.27	198,823	120,000	584,808	704,808
July	0.38	403,868	80,000	712,796	792,796

%Tcu	Ore Stacked to Heaps (Tons)	Copper Produced from Residual Leaching (Lbs)	Copper Produced from New Mining (Lbs)	Total Copper Produced (Lbs)
Year to Date	1,746,530	996,053	2,703,558	3,699,611

e) Tell us when you believe you will reach your targeted level of production and explain how your expected levels of production over each month of the next three years is consistent with your prior experience of leaching minerals from new ore added to an older leach pad; also considering that any gains in yield realized over the coming months will be lost once you begin operations on the new leach pad due to the diminished fluid contact inherent in having a smaller mass of ore.

The Company believes that it will be able to achieve its targeted production rate of 25 million pounds of copper cathode per annum by the end of 2009. It is important to note that the Company only needs to produce approximately 838,000 pounds of copper per month during the remainder of 2009, approximately 661,000 pounds of copper per month during 2010 and approximately 441,000 pounds of copper during 2011 in order to keep the hedging effective, and that the Company produced approximately 800,000 pounds in July of 2009 and anticipates producing in excess of the 838,000 in August of 2009 and thereafter. The Company included the following disclosure in its quarterly report on Form 10-Q for the period ended June 30, 2009, as filed with the Commission on August 14, 2009, under the heading “Management’s Discussion and Analysis - Liquidity and Financial Resources”:

“In ramping up the production rate of new ore, our Company has experienced some short-term challenges that resulted in a total production rate that has been below management’s expectations. We do not consider such challenges to be unusual for a copper mining company during the development, testing and ramping up of mining operations and believe that they are only affecting the timing of reaching our target rate of 25 million pounds of copper production per year. We fully expect to achieve that level by the end of 2009.

During the development, testing and ramp up stage, our Company made significant progress with a focus on increasing operating efficiencies. Continual optimization of mine plans is an important activity at any mine and, specifically, our Company has changed the mining pushback sequences that should allow us to achieve higher copper grades earlier in the mine life. We have achieved design crushing throughput rates on a daily basis and have made modifications to the crushing plant. These measures include modifications to the conveyor chutes and belt skirting to handle variations in the ore characteristics and installation of two vibratory feeders that will allow choke feeding the secondary crushers to improve particle size and extend liner life.

The leaching characteristics of the newly mined ore have behaved as expected, but the challenge has been to predict the length of time required for the new solution to report through the old pads.

We have been placing newly crushed ore on top of the old ore on the old leach pads. Every pad has its own distinctive characteristics and can vary depending on whether the old material on the pad was run-of mine or crushed and whether historic channelling occurred, and the depth of the old leach pad. To reduce this uncertainty, we contoured, compacted and installed a french drain on the pad we currently are stacking on and it has significantly reduced the time for solution to report directly to the SX-EW plant. These and other changes are expected to cost approximately $750,000 during the third and fourth quarters of 2009.

The modifications have enabled the Johnson Camp Mine to realize higher throughput rates on a continuous basis; during the month of July 2009, we achieved approximately 65 percent of the design throughput rate. In particular, the modifications to the material handling system has resulted in an increase in the stacking rate of ore on the mine’s leach pads. The increase in stacked tons of ore has improved the plant feed grade to the solvent extraction (SX) plant and resulted in a steady increase in the pounds of copper produced. During the last week of July 2009, copper production averaged a monthly rate of approximately 1.3 million pounds, nearly double the monthly average of 0.7 million pounds per month that was experienced in the second quarter of 2009.

Plans are proceeding to make the further modifications needed to achieve and sustain the nominal stacking rate of 18,000 tons per day that is required to meet the design target production rate of 25 million pounds of copper per year. Based on planned additional modifications to the material handling system and a continued focus on operating efficiencies, we believe that we are on track to reach that target by the end of 2009.”

The Company acknowledges that its ability to sustain its targeted levels of copper production over each month of the next three years will depend on its success in ensuring a stable supply of 25 million pounds of recoverable copper to the leach pads in each year. However, the Company respectfully submits that it is not necessarily true that any gains in yield realized over the coming months will be lost once the Company begins operations on the new leach pad, for the following reasons:

  When a new leach pad is commissioned into service, there is a transitional period of approximately four to six months during which the Company will continue to leach and receive plant feed from the old pad. Eventually, all production will come from the new pad, but leaching of ore on the old pad may be continued for some time if economically warranted.

  Experience shows that leaching on a new pad is much more efficient than placing new ore on an old leach pad, and generally more economic. Although ore remaining on an old pad may continue to contain significant amounts of copper, it may become marginally economic to continue leaching as doing so would require a significant amount of new copper to be placed in “solution inventory” in the old pads.

  Solution inventory requires some explanation: once leaching stops and drain-down is completed, the moisture content of the pad will be approximately 8%. When leaching is restarted, the moisture content must rise to approximately 13%. This difference in moisture must be maintained in inventory until leaching is stopped. If new ore is placed on an old pad, the solution inventory will come from high grade solution resulting from contact of the acid with the new ore. In effect, placing new ore on an old pad containing old ore will require more of the high grade solution to be kept in solution inventory, rather than allowing it to report to the solvent extraction (“SX”) plant.

  The Company respectfully submits that it is not accurate to characterize the leaching process as involving diminished fluid contact with progressively smaller masses of ore. Leaching starts when acid is added to the ore in the agglomerator. The ore is then conveyed and stacked on the leach pad. Leaching with raffinate, which is slightly acidic, is primarily a rinsing process where copper is placed into solution and delivered to the SX plant. The primary means to ensure that targeted copper production rates are sustained is to place the forecasted recoverable pounds of copper on the leach pad (the main variables being ore grade and tons of ore placed on the pad). The two other primary metrics that determine sustainability of copper production rates are the grade of copper in solution (that is, grams per liter of copper in solution) that is delivered to the SX plant, and flow rate (that is, gallons of solution that are delivered to the SX plant per minute). Thus, achieving and sustaining the designed production rate requires surface area rather than mass.

f) Disclose the manner by which you have established correlation between your derivative instruments and forecasted transactions, including details sufficient to understand how you are measuring and how you will be able to maintain hedge effectiveness for those instruments utilized in your Price Protection Program.

The Company’s inability to match a certain amount of its hedged position with actual production for the first six months of 2009 was primarily due to a delay in the completion of the reactivation work at the Johnson Camp Mine and ramp up issues experienced during the testing and development phase of the mine. The Company does not believe that these issues will have a long term impact on its ability to reach that amount of production that is hedged such that the hedging relationship between the actual amount of production hedged and the notional amounts of the underlying derivatives is substantially maintained in the future in accordance with the requirements for hedge accounting. The monthly settlement price for the derivatives is based on the average daily cash settlement price for copper as determined by the LME. As the Company’s monthly copper sales with Red Kite Explorer Fund Limited are based upon the average daily price for copper as determined by COMEX, the Copper Price Protection Program has been determined to be highly effective in terms of hedging the Company’s price risk, as the price of copper per the LME is highly correlated to that of the COMEX with any lack of correlation being de minimus.

22 – Fair Value of Financial Instruments, page F-36

2.

We have read your response to prior comment six, explaining that you have not determined the fair value of your long- term debt because it is not actively traded, your market capitalization is less than $100 million, and you are mining new ore. We do not see how these factors would inhibit your ability to develop an estimate of fair value, given your expectations of the cash flows required to comply with the terms of the debt, also understanding your credit standing and the risk of your own non-performance. If there are provisions of your debt instruments that are unique and which make estimating their fair value impractical, please identify these provisions and explain how each precludes knowledge of the basic factors utilized in estimating fair value. Otherwise, we would expect you to provide the fair value disclosures prescribed under SFAS 107.

The Company appreciates the Staff’s guidance on this issue. The Company is amending Note 22, “Fair Value of Financial Instruments” (pages F-35 and F-36), to its audited consolidated financial statements for the year ended December 31, 2008, included in the Form 10-K Amendment, to read as follows:

"22. FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures about fair value of financial instruments for the Company’s financial instruments are presented in the table below. These calculations are subjective in nature and involve uncertainties and significant matters of judgment and do not include income tax considerations. Therefore, the results cannot be determined with precision and cannot be substantiated by comparison to independent market values and may not be realized in actual sale or settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used could significantly affect the results.

The following table presents a summary of the Company’s financial instruments as of December 31, 2008:

	Carrying	Estimated Fair
	Amount	Value

Financial Assets:
Cash and cash equivalents	$4,465,245	$4,465,245
Derivative instruments	19,154,102	19,154,102
Restricted cash	1,533,662	1,533,662
Restricted marketable securities	686,476	686,476
Financial Liabilities:
Long–term debt	25,000,000	25,000,000
Derivative instruments	437,084	437,084

The carrying amounts for cash and cash equivalents, marketable securities, receivables, accounts payable, and accrued expenses approximate fair value because of the short maturities of these financial instruments. Pursuant to SFAS No. 133, for reporting purposes, the Company’s derivative instruments are recorded at fair value.

Interest rate risk is the risk to the Company’s earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. In November 2008, the Company entered into contracts to hedge the interest rate risk exposure on its $25 million Nedbank Credit Facility expiring between 2009 and 2012. Under the interest rate swap contract terms, the company pays fixed–rate interest at a rate of 2.48% and receives a floating–rate interest amount based on LIBOR. The program requires no cash margins, collateral or other security from the Company. Under the terms of the interest rate swap, settlement begins on March 31, 2009 and occurs every three months thereafter until the contract expires on September 28, 2012.

As of December 31, 2008, the Company believes the stated value of the long term debt approximates the fair market value of the instrument. In November 2008, the Company drew down the final $8 million under its Credit Agreement with Nedbank at which time the annual interest rate on the loans were amended to their current terms and conditions, which, the Company believes, approximate market terms as of December 31, 2008. The loan bears interest at an annual rate equal to LIBOR for the interest period in effect plus a margin of 4.06% . The Company does not believe that its credit risk has materially changed since November 2008.”

The Company is amending Note 6, “Long-Term Debt” (page F-10), to its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2009, included in the Form 10-Q Amendment, to include the following sentence at the end of first paragraph:

“As of March 31, 2009, the Company believes the stated value of the long term debt approximates the fair market value of the instrument since the amended interest provisions approximate market terms as of that date.”

We trust that the foregoing is responsive to the Commission’s comments, which the Company has found helpful.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono for
Lang Michener LLP

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA

cc:	Nord Resources Corporation
	Attention:	John T. Perry, President and Chief Executive Officer
Wayne M. Morrison, Chief Financial Officer

Encls.